

July 29, 2020

Jesse Correll
Chief Executive Officer
UTG, Inc.
205 North Depot Street
Stanford, KY 40484

      Re: UTG, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed March 20, 2020
         Form 10-Q for Quarterly Period Ended March 31, 2020
         Filed May 12, 2020
         File No. 000-16867

Dear Mr. Correll:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 3. Fair Value Measurements

1.   You disclose in Note 4 of your March 31, 2020 Form 10-Q that equity securities classified as Level 3 within the fair value hierarchy include collateralized debt obligations of trust preferred securities issued by banks and insurance companies and certain equity securities with unobservable inputs. You also disclose in your Results of Operations discussion in Management's Discussion and Analysis in your Form 10-K that a significant portion of unrealized gains are from two equity holdings, both in the area of oil and gas, and otherwise disclose that you own a variety of investments associated with the oil and gas industry and that these investments represent approximately 19% and 25% of total invested assets as of March 31, 2020 and December 31, 2019. Please address the following:

- Tell us your basis for classifying collateralized debt obligations as equity securities;
- Disclose in future filing, quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities categorized as Level 3. Refer to ASC 820-10-50-2-bbb(2); and
- Disclose in future filings, a narrative description of the uncertainty of the fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. Refer to ASC 820-10-50-2-g.

Provide us with a draft of your proposed disclosures as of March 31, 2020.

Notes to Consolidated Financial Statements
Note 2. Investments

2.   You disclose that you own a variety of investments associated with the oil and gas industry and that these investments represent approximately 25% of total investments at December 31, 2019. Please tell us and provide us proposed disclosure to be provided in future filings that indicates the nature of your oil and gas investments, including your accounting and classification. For example, clarify if your investments are in midstream activities such as processing, storage, transporting, marketing of oil, natural gas and natural gas liquids or in upstream extraction activities. Separately reference for us the authoritative literature you rely upon to support your accounting and classification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance